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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)(1)

                                 LOOKSMART, LTD.
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-----------------------------------------------------------------------------
                           (Title of Class of Securities)


                                    543442107
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
 -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------------------------------------------------------
CUSIP No.    543442107              13G                     Page 2 of 7 Pages
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY).

       Commonwealth Bank of Australia
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  [ ]

                                                           (b)  [ ]

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3.     SEC USES ONLY

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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Australia
-------------------------------------------------------------------------------
NUMBER OF          5.  Sole Voting Power
SHARES           --------------------------------------------------------------
BENEFICIALLY       6.  Shared Voting Power          21,846
OWNED BY         --------------------------------------------------------------
EACH               7.  Sole Dispositive Power
REPORTING        --------------------------------------------------------------
PERSON WITH        8.  Shared Dispositive Power     21,846

-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      21,846
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                   [ ]
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.02%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*  CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).     Name of Issuer
               LookSmart, Ltd.

ITEM 1(b).     Address of Issuer's Principal Executive Offices:
               625 Second Street
               San Francisco
               California 94107

ITEM 2(a).     Name of Person Filing:
               Commonwealth Bank of Australia

ITEM 2(b).     Address of Principal Business Office or, if none, Residence:
               48 Martin Place, Level 2
               Sydney  NSW  1155

ITEM 2(c).     Citizenship:
               Australia

ITEM 2(d).     Title of Class of Securities:
               Common Stock

ITEM 2(e).     CUSIP Number:
               543442107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (SECTIONS) 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)     [ ]         Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o).

          (b)     [ ]         Bank as defined in section 3(a)(6) of the Act (15
                              U.S.C. 78c).

          (c)     [ ]         Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c).

          (d)     [ ]         Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C
                              80a-8).

          (e)     [ ]         An investment adviser in accordance with
                              (Section)240.13d-1(b)(1)(ii)(E);

          (f)     [ ]         An employee benefit plan or endowment fund

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                             in accordance with (Section)240.13d-1(b)(1)(ii)(F);

          (g)     [ ]        A parent holding company or control person in
                             accordance with (Section)240.13d-1(b)(1)(ii)(G);

          (h)     [ ]        A savings associations as defined in Section 3(b)
                             of the Federal Deposit Insurance Act (12 U.S.C.
                             1813);

          (i)     [ ]        A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                             80a-3);

          (j)     [ ]        Group, in accordance with
                             (Section)240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:
                  21,846 as represented by 436,900 CHESS Depository Interests(2)

          (b)     Percent of class:

                  0.02%

          (c)     Number of shares as to which the person has:

                  (i)         Sole power to vote or to direct the vote:
                              0

                  (ii)        Shared power to vote or to direct the vote:
                              21,846 as represented by 436,900 CHESS Depository Interests(2)

------------------------------

(2) The Reporting Person ("CBA") beneficially owns 436,900 CHESS Depository Interests ("CDIs") with such CDIs representing 21,846 shares of Common Stock of LookSmart, Ltd. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs were acquired on the ASX by Commonwealth Investment Services Limited ("CISL"), a wholly owned subsidiary of CBA. CISL holds the CDIs for clients who have shared voting and dispositive power with CISL over the CDIs.

Colonial First State Investment Group Limited and Commonwealth Funds Management Limited, both of which owned CDIs in LookSmart, Ltd. at the time of the initial filing of Schedule 13G, no longer beneficially own any CDIs of LookSmart, Ltd.



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                  (iii)       Sole power to dispose or to direct the disposition
                              of:
                              0

                  (iv) Shared power to dispose or to direct the disposition of:

                              21,846 as represented by 436,900 CHESS Depository Interests(2)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Clients of Commonwealth Investment Services Limited, a wholly owned subsidiary of the Reporting Person, have the ultimate right to receive any dividends from the Common Stock beneficially owned by the Reporting Person and the proceeds of the sale of such Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 14 June 2001

                                              COMMONWEALTH BANK OF
                                              AUSTRALIA

                                              By: /s/ Kevin Bourke
                                                  ------------------------------
                                              Name: Kevin Bourke

                                              Title: Assistant Secretary





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                                   EXHIBIT A

               Subsidiaries Acquiring Securities Being Reported on
               ---------------------------------------------------
                 By the Parent Holding Company or Control Person
                 -----------------------------------------------


                  Colonial First State Investment Group Limited
                      Commonwealth Funds Management Limited
                    Commonwealth Investment Services Limited